Exhibit (d)(1)(xxxiv)

July 22, 2013

Mr. Kevin T. Parker

3967 N. Two Creeks Lane

Park City, UT 84098

Dear Kevin:

We are pleased to extend the following offer:

1.	Title and Position: Interim Chief Executive Officer, reporting to Polycom’s Board of Directors. This is an exempt professional position currently located in San Jose, CA.

2.	Salary: $17,500.00 paid semi-monthly (equivalent to $35,000 per month) less payroll deductions and all required withholdings in accordance with the Company’s normal payroll procedures. If your hire date is within five (5) business days of the end of a pay cycle, you will receive your first paycheck at the end of the following pay cycle. During the period of your employment with the Company, you will not be eligible to receive compensation as a non-employee director.

3.	Equity: A special long-term incentive award, reflective of the nature of the position will be provided.

a.	98,700 restricted stock units (determined based on an average stock price of $10.35). The restricted stock units will vest at the sooner of the time that you cease to be the Interim Chief Executive Officer of the Company, or on the third anniversary of the grant date. The portion of restricted stock units that vest will be determined by a fraction, the numerator of which is the number of months of your tenure as Interim Chief Executive Officer, and the denominator of which is 36.

b.	98,700 performance shares (determined based on an average stock price of $10.35). The performance shares will vest at the sooner of the time that you cease to be Interim Chief Executive Officer of the Company, or on the third anniversary of the grant date. The portion of performance shares that vest will be determined by a fraction, the numerator of which is the number of months of your tenure as Interim Chief Executive Officer, and the denominator of which is 36. The actual number of performance shares that vest will be measured based on the Total Shareholder Return over the performance period of your tenure (but in no event less than one month), otherwise measured in the same manner and subject to the same conditions as the Company’s regular performance shares.

c.	There will be no acceleration of the foregoing equity awards in the event of a change of control.

d.	The award descriptions above are only a summary for purposes of this offer letter and are superseded in their entirety by the actual award agreements.

4.	Bonus Plan: A bonus opportunity equal to 100% of salary paid. If you are in place at the time executive bonuses are computed for the second half of 2013, the bonus will be paid pursuant to the terms of the Company’s Performance Bonus Plan. If your tenure ends “off cycle” (or prior to December 31, 2013), the Compensation Committee may pay a bonus reflecting its determination of your and the Company’s performance during your tenure as Interim Chief Executive Officer.

5.	Benefits: Polycom provides a competitive benefits package to all full-time, regular employees. You will be eligible to participate in all compensation, retirement and welfare benefit programs that are currently available to Polycom executive employees and any additional programs that may become available to executive employees in the future. A summary of the benefit programs currently available to Company employees is enclosed.

6.	Other Benefits: Temporary living expenses, in the form of a company apartment or hoteling, will be provided for the duration of the assignment. Travel between your permanent home and San Jose will also be provided as needed for the duration of the assignment.

You hereby represent to Polycom that you are under no obligation or agreement that would prevent you from becoming an employee of Polycom or that would adversely impact your ability to perform the expected services, including without limitation any non-solicitation and non-competition agreement.

Adherence to Company rules and regulations is also a condition of employment. Polycom is an equal opportunity/affirmative action employer.

This offer is contingent upon the following: (1) your execution of Polycom’s Proprietary Information and Invention Agreement, which, among other things, requires that you will not, during your employment with Polycom, improperly use or disclose any proprietary information or trade secrets of any former employer and will not bring onto Polycom premises any confidential or proprietary information of any former employer unless that employer has consented to such action in writing; (2) your execution of Polycom’s Proprietary Information Obligations Checklist concerning your obligation to protect and not bring to Polycom the proprietary information of any other company between the date of this offer letter and the date you begin employment with Polycom; (3) your ability to provide the Company with the legally required proof of your identity and authorization to work in the United States; (4) the satisfactory results of the background investigation and reference checks; and (5) understanding of, and commitment to, the standards and policies contained in Polycom’s Code of Business Ethics and Conduct.

This letter sets forth the terms of your employment with us and supersedes any prior representations or agreements, whether written or oral. Our employment relationship will be considered “at will,” which means that either you or the Company may terminate your employment at any time and for any reason or for no reason.

We look forward to your acceptance of our offer.

Sincerely,

/s/ Ashley Goldsmith

Ashley Goldsmith

EVP, Human Resources

Enclosures:	Benefits Summary
Offer Letter (2)
Required New Hire Forms

Accepted by:	/s/ Kevin T. Parker
Date:
Start Date:	July 22, 2013